

CALDERA

From the direct family of Champion Flightline

$81   −   1   +   INVEST   FFERED BY ✦ DALMORE

Offering Memorandum

" HE'S BEEN THE STAR OF THE SALE WITH A MONSTROUS **27.5' STRIDE** AND THE **TACTICAL SPEED** TO MATCH!"

– DAVID SCANLON
CONSIGNOR, OAK RIDGE FARM



NEW IN THE STABLE

CALDERA

TRAINED BY:

D. Wayne Lukas





00:00:00:00 - 00:00:19:27
Unknown
Hit 641 a recent purchase for my racehorse at OBS March purchased for 500,000. Just absolutely fell in love with this colt. He's big, durable, sturdy to turn type working colt. The plan is to send him to D. Wayne Lucas. Liam's map couldn't be hotter at the moment, most recently winning two stakes including the Gotham, which is a Kentucky Derby prep.

00:00:20:04 - 00:00:41:23
Unknown
Having that colt on the Kentucky Derby trail. He's really a stallion that is consistently been one that's been able to win on multiple surfaces. And in this colt in particular, we're thinking dirt is the answer. He's a quality sire. He's already proven that he can get a racehorse. So if the individuals there and I assume it is, these guys have done a pretty damn good job of picking him out.

00:00:41:24 - 00:01:03:26
Unknown
They're getting nice horses, so they've really stepped up. And give the people that do invest a chance to really have a quality horse and to be individuals. There is no reason why this horse wouldn't be right. You couldn't ask for a horse to work better than he did. He breezed in ten flat out the quarter in 24 and 32 and four for the 3/8.

00:01:03:26 - 00:01:26:21
Unknown
And he did it the right way, a 27.5ft stride, which is immense. And he just has a way about him that he doesn't care with relative ease. The pedigree of this guy, it's a very deep female family running of a Phipps family. The first thing that jumps out at you as arguably one of the best horses in the last few decades in flightline, but when you see that name on the page, certainly get you excited.

00:01:26:23 - 00:01:46:26
Unknown
Looking at the second dam, you had a horse and Roman Centurion who was on the Derby Trail, and also another full sibling that was on the Oaks Trail. He's a really good moving horse. He's got a beautiful, athletic stride. He handles everything mentally very well. There's a class act. He's the kind of horse you know, he's showing that he's got great speed, tactical speed.

00:01:46:26 - 00:02:02:15
Unknown
So we think he's going to be a horse that can be a nice precocious horse in the summer like Saratoga. When talking about Saratoga, you got to have a horse that's big and strong and ready to go in there and coming off the heals and sees the gray with the D. Wayne. This is a

perfect one to follow in the footsteps.

00:02:02:18 — 00:02:13:19
Unknown
We're very excited to get a horse like this on the roster. Hopefully the next time we see it, it'll be in the winner's circle.





Striking colt by G1 winning sire Liam's Map from the direct female family of Breeders' Cup Classic winner and Horse of the Year, Flightline. This colt will be going to 4x Kentucky Derby winning trainer, D. Wayne Lukas.

Meet Caldera, a 2-year-old colt by Liam's Map acquired by MyRacehorse at the 2024 OBS March 2-Year-Olds in Training Sale.

The grey leveled off in his :10 flat breeze, showing off a huge stride length (27.5 ft.) that was the biggest of any horse to work the day he did. The smooth-moving colt galloped out in :10 4/5 and :23 2/5, giving the impression that he possesses both speed and stamina.

If our team could describe Caldera in one word, it would be "powerful." He's big and scopey but also has plenty of balance and a very athletic walk.

A winner of the G1 Woodward and G1 Breeders' Cup Dirt Mile himself, Caldera's sire Liam's Map is responsible for no fewer than four Grade 1 winners and 11 graded stakes winners. The son of Unbridled's Song (and half-brother to last year's #8 leading sire in Not This Time) has gotten off to a very strong start in 2024, siring this year's G3 Gotham S. winner Deterministic as well as Starting Over, who took a Grade 2 on the same day as the Gotham. Other sophomore standouts representing Liam's Map this year include Jimmy Winkfield S. romper Bergen, G3 Lecomte S. third Lat Long, two-turn stakes scorer Camaro Z and romping debut winner and 'TDN Rising Star' Amor Fati.

Dam Send Me On My Way is a young half-sister to two graded stakes-placed runners and hails from an extremely deep female family developed by legendary owner/breeders the Phipps family. The colt's third dam was multiple Grade 1 winner Finder's Fee, whose GSW/MG1SP granddaughter Feathered is the dam of none other than 2022 Horse of the Year Flightline–one of the most talented horses in racing history.

Dam sire Tiznow is an excellent broodmare sire, having been responsible for the dams of 11 highest-level winners to date including recent G1 Belmont and G1 Travers hero Tiz the Law. The fact this colt's second dam is by Bernardini is also particularly interesting, as two of Liam's Map's four Grade 1 winners are out of Bernardini mares in addition to another one of his other graded stakes winners.

Caldera returned to consignor David Scanlon's operation at Oak Ridge Training Center for a customary post-sale respite after undergoing a routine procedure to clean up a bone fragment in a hind ankle. Among the many top runners to graduate from Scanlon's program is this year's G2 Risen Star S. winner, G1 Toyota Bluegrass S. winner, and top G1 Kentucky Derby contender Sierra Leone.

After starting back up with Scanlon, Caldera will join the barn of none other than Hall of Famer D. Wayne Lukas. The four-time Eclipse Award winner for outstanding trainer boasts four Derby trophies, six Preakness wins and four Belmonts, in addition to 20 victories at the Breeders' Cup. His trainees have amassed more than $294 million to date.

Lukas also conditions MyRacehorse's current sophomore standout Seize the Grey, a Saratoga maiden special weight winner and stakes-placed juvenile last term who returned this season to take an Oaklawn optional claimer Feb. 24 before finishing third with some traffic trouble in the G3 Jeff Ruby Steaks Mar. 23. Seize the Grey is likely to make an appearance in at least one leg of this year's Triple Crown.

Expected on track: Late Summer 2024

HIDE FULL OVERVIEW HERE





SEE FULL PEDIGREE HERE



Consigned by Scanlon Training & Sales, Agent VII

Barn 4

Gray or Roan Colt

Hip No. 641

Gray or Roan Colt January 26, 2022	Liam's Map	Unbridled's Song	Unbridled
			Trolley Song
		Miss Macy Sue	Trippi
			Yada Yada
	Send Me On My Way (2016)	Tiznow	Cee's Tizzy
			Cee's Song
		Spare Change	Bernardini
			Finder's Fee

By LIAM'S MAP (2011). Black-type winner of $1,358,940, Breeders' Cup Dirt Mile **[G1]** (KEE, $550,000)-ntr, etc. Sire of 6 crops of racing age, 651 foals, 360 starters, 22 black-type winners, 239 winners of 608 races and earning $28,810,824, including Colonel Liam ($1,812,565, Old Forester Bourbon Turf Classic S. **[G1]** (CD, $393,600), etc.), Juju's Map ($775,180, Darley Alcibiades S. **[G1]** (KEE, $240,000), etc.), Basin **[G1]** ($573,640), Wicked Whisper **[G1]** ($471,550), Crazy Beautiful **[G2]** ($1,182,240), Rushie **[G2]**.

1st dam

SEND ME ON MY WAY, by Tiznow. Placed at 3, $9,050. Dam of 1 other registered foal, 1 of racing age, 1 to race.

2nd dam

SPARE CHANGE, by Bernardini. Winner at 2, $49,780. Dam of 4 winners, incl.--

Roman Centurian (g. by Empire Maker). 3 wins, 3 to 5, 2023, $229,315, || 2nd Robert B. Lewis S. **[G3]** (SA, $20,000).

Storie Blue (f. by Empire Maker). Winner at 3, $76,990, 3rd Santa Ysabel S. **[G3]** (SA, $12,000).

3rd dam

FINDER'S FEE, by Storm Cat. 7 wins, $708,128, Acorn S. **[G1]**, Matron S. **[G1]**, Gallant Bloom H. **[G2]**, Cicada S. **[G3]**, Astoria S. [L] (BEL, $65,760), 2nd Gallant Bloom H. **[G3]**, Fashion S. [L] (BEL, $16,275), Jeano S. [L] (GP, $10,930), 3rd Mother Goose S. **[G1]**, Test S. **[G1]**, Comely S. **[G3]**, etc. Dam of--

Receipt. Winner at 3, $72,580, 3rd Caveat Competor S. [L] (SAR, $8,560). Dam of 5 foals, 4 to race, 3 winners, including--

FEATHERED. 3 wins at 2 and 3, $577,474, Edgewood S. **[G3]** (CD, $91,140), 2nd American Oaks **[G1]** (SA, $80,000), Starlet S. **[G1]** (LRC, $70,000), etc. Dam of **FLIGHTLINE** (6 wins, $4,514,800, horse of the year, Breeders' Cup Classic **[G1]** (KEE, $3,120,000), etc.).

4th dam

FANTASTIC FIND, by Mr. Prospector. 6 wins at 3 and 4, $335,410, Hempstead H. **[G1]**, Finely S. (BEL, $28,320), 2nd Ballerina S. **[G1]**, Test S. **[G1]**, etc. Half-sister to **DANCING SPREE [G1]**, **FURLOUGH [G1]**, **DANCING ALL NIGHT [G2]**, **Home Leave [G1]**. Dam of 9 winners, including--

FINDER'S FEE. Black-type winner, above.

Treasure Island. 2 wins to 3, $96,020, 2nd Peter Pan S. **[G2]**, etc. Sire.

New Way. 5 wins to 5, $120,350, 3rd Prairie Express S. (PRM, $4,000). Sire.

Indy Pick. 2 wins, $65,330. Dam of **OPTIMIZER [G3]** ($979,289), **Lady Zuzu** || **[G3]** ($112,615, dam of **JUNKO [G3]**, Total: $2,282,126). Granddam of || **CELLIST [G3]** ($652,622). Great-granddam of **Sister Bridget (IRE)** [L].

Freedom of Speech. Unraced. Dam of **T. D. VANCE [G2]** (Total: $576,959).

Engagements: Breeders' Cup.

Foaled in Kentucky. (KTDF).

DETAILS

WORKOUTS   RESULTS

No data available

MEDIA

  

FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$81	$1,079,973	100%	0.008%



● ASSET COST   —

Includes the initial purchase price of the horse plus any sales and the associated bloodstock fee. Series Caldera owns 100% of the underlying asset, which was purchased at auction for $500,00.00, plus a 5% bloodstock fee. Series Caldera consists of 13,333 shares.

● BROKERAGE FEE   +

● MANAGEMENT AND DUE DILIGENCE FEE   +

● ORGANIZATIONAL AND EXPERIENTIAL FEE   +

● OPERATING EXPENSE RESERVE   +

The target raise for this offering is $269,993.25, and the maximum raise is $1,079,973.00 . The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$-1,079,973 / $0

Funds Raised

$81   [− | 1 | **+**]   [**INVEST**]

Offering Memorandum

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